Exhibit 4.11

Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Zhe Jiang Qing Ye Construction Design Co. Ltd. to design factory buildings, roads, and associated networks in the Guilin facility

Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) entered into an agreement (“Agreement”) with Zhe Jiang Qing Ye Construction Design Co. Ltd. (“QYC Design”) on February 1, 2011 for the design of four factory buildings, roads, and associated network facilities for Guilin JTF’s Green Energy Smart Grid Industrial Plant, located within the Guilin Tie Shan Industrial Park.  Guilin JTF shall provide to QYC Design documents on government authorization, property survey, geological survey reprot, work flow layout, and design requirements.  QYC Design shall deliver to Guilin JTF construction plans and drawings and documents for the application of government approval.  The total contract price is RMB 457,788.  Gulin JTF shall pay QYC Design 30% of the contract price within seven (7) days of signing of the Agreement, 30% of the contract price within seven (7) days of the delivery of the construction plans and drawings, 30% of the contract price within seven (7) days of the issuance of the construction plans and drawings inspection report, and the remaining 10% within seven (7) days of the completion, inspection and acceptance of the construction of the designed buildings and structures.